

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

November 20, 2015

<u>Via E-mail</u>
John F. Gehring
Chief Financial Officer
Conagra Foods, Inc.
One Conagra Drive
Omaha, NE 68102

> **Re: Conagra Foods, Inc.**
> **Form 10-K for Fiscal Year Ended May 31, 2015**
> **Response Dated October 9, 2015**
> **File No. 001-07275**

Dear Mr. Gehring:

We have reviewed your October 9, 2015 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 25, 2015 letter.

<u>Form 10-K for Fiscal Year Ended May 31, 2015</u>

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations, page 17</u>

<u>Liquidity and Capital Resources, page 28</u>

<u>Sources of Liquidity and Capital, page 28</u>

1.   Your response to prior comment 1 refers to the statement in your Form 10-K that management believes that existing sources of liquidity will be sufficient to meet your working capital needs, planned capital expenditures, and payment of anticipated dividends for at least the next twelve months. However, it does not appear that you have

provided sufficient detail to enable a financial statement user to understand your basis for this statement. Please revise your disclosure to provide additional detail addressing your ability to meet upcoming cash requirements over both the short and long term. Refer to section IV of SEC Release No. 33-8350.

Notes to Consolidated Financial Statements

Note 7 – Investments in Joint Ventures, page 58

2.   Your response to prior comment 5 states that the contribution of your milling operations to the Ardent Mills joint venture was a strategic shift that will have a major impact on your operations and financial results. Please provide us with a detailed analysis supporting your conclusion that the disposal of your grain milling operation meets the requirements for discontinued operations presentation pursuant to ASU 2014-08.

You may contact Sandy Eisen at (202) 551-3864 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3311 with any other questions.

Sincerely,

/s/ Ethan Horowitz

Ethan Horowitz
Branch Chief
Office of Natural Resources